EXHIBIT L-1

PROPOSED TERMS OF THE CEI SYSTEM MONEY POOL
(Revised October, 2000)

GENERAL

1.  The members of the Money Pool (the Pool) are Consolidated Edison, Inc.
(CEI), Consolidated Edison of New York, Inc. (CECONY), Consolidated Edison Solutions, Inc. (Solutions), Consolidated Edison Energy, Inc. (CEEI), Consolidated Edison Development, Inc. (CEDI), CED/SCS Newington, LLC (CED/SCS), CED Generation Holding Company, LLC (CED Generation), CED Management Company, Inc. (CED Management), CED Operating Company, L.P. (CED Operating), Consolidated Edison Energy Massachusetts, Inc. (CEEM), CED Ada, Inc. (CED ADA), Lakewood Cogeneration LP (Lakewood), HCE-Lakewood, Inc. (HCE Lakewood), CED Generation Lakewood Company (CED Generation), CED-GTM 1, LLC (CED-GTM), Consolidated Edison Communications, Inc. (CECI), Orange and Rockland Utilities, Inc. (O&R), Rockland Electric Company (RECO), Pike County Light & Power Company (Pike), Northeast Utilities (NU), The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), Northeast Nuclear Energy Company (NNECO), Holyoke Water Power Company (HWP), The Rocky River Realty Company (RR), The Quinnehtuk Company (Quinnehtuk), Public Service Company of New Hampshire (PSNH), North Atlantic Energy Corporation (North Atlantic), HEC Inc. (HEC), Mode 1 Communications, Inc. (Mode 1), Select Energy, Inc. (Select), NU Enterprises, Inc. (NUEI), Northeast Generation Company (NGC), Northeast Generation Services Company
(NGS), Yankee Energy Systems, Inc. (YES), Yankee Gas Services Company (Yankee
Gas), Yankee Energy Financial Services Company (Yankee Financial), NorConn Properties, Inc. (NorConn), Yankee Energy Services Company (Yesco) and RMS Services, Inc. (RMS) (collectively, Pool Participants).

2.  The Pool will be administered by [Consolidated Edison Service Company]
(Agent).

3. Each member will determine each day, on the basis of cash flow projections, the amount of surplus funds it has available for contribution to the Pool (Surplus Funds). In addition to its own Surplus Funds, CEI may borrow funds from third party lenders (Excess Funds) in order to make these Excess Funds available to meet the borrowing needs of the Pool Participants other than the Nonborrowing Companies (as defined below).

CONTRIBUTIONS TO THE POOL

4. Each member may contribute its Surplus Funds to the Pool. CEI may also contribute any Excess Funds to the Pool. PSNH may only contribute its Surplus Funds to the Pool if permitted by the New Hampshire Public Utilities Commission.

5. Each member will receive as interest with respect to its Surplus Funds that fraction of the total interest received by the Pool equal to the ratio of the Surplus Funds the member has contributed, times the period in which such Surplus Funds were available, to the total Surplus Funds in the Pool, times the period in which all Surplus Funds were in the Pool. CEI will receive the same interest with respect to its Excess Funds that it pays for its Excess Funds. Such interest will be computed on a daily basis and settled once per month.

6. Each member may withdraw any of its Surplus Funds at any time without notice. CEI may withdraw its Excess Funds at any time without notice.

BORROWINGS FROM THE POOL

7. Neither CEI, NU, O&R nor YES, as public utility holding companies, NGC, CEEM, Lakewood nor CED/SCS, as Exempt Wholesale Generators, nor CECI nor Mode 1, as Exempt Telecommunications Companies, (collectively the "Nonborrowing Companies") shall be entitled to borrow from the Pool.

8. No member shall be entitled to borrow Surplus Funds that are attributable to contributions from WMECO until the Massachusetts Department of Telecommunications and Energy (MDTE) or other appropriate Massachusetts regulatory agency which regulates WMECO has issued an order authorizing WMECO to lend funds to the companies in the CEI system through the Pool.

9. All short-term borrowing needs of members other than the Nonborrowing Companies will be met by Surplus Funds in the Pool to the extent such funds are available and to the extent they are not restricted by the conditions specified in paragraph 8,. All Pool Participants other than the Nonborrowing Companies may meet their short-term borrowing needs through Excess Funds made available from CEI. The aggregate amount of short-term debt of utility companies in the CEI system that may be outstanding at any one time, whether through borrowings from the Pool or otherwise may not exceed the following limits:

CECONY              $800 million
O&R                 $100 million
Pike                $ 25 million
RECO                $ 50 million
CL&P                $375 million
WMECO               $250 million
PSNH                $225 million
North Atlantic      $260 million
Yankee Gas          $100 million
HWP                 $  5 million
NNECO               $ 75 million

or such other amount which may be approved and authorized by the Securities and Exchange Commission or the appropriate state agency and the respective board of directors from time to time.

10. All Pool Participants, other than the Nonborrowing Companies may borrow from Surplus Funds in the Pool, to the extent they are not restricted by the conditions specified in paragraph 8, above and from CEI's Excess Funds through the Pool. Loans will be made first to those Pool Participants that cannot access the commercial paper market.

11. Members borrowing Surplus Funds will pay interest at a rate equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the prior business day's rate. Members borrowing Excess Funds will pay interest at the same rate that CEI pays for those Excess Funds.

12. Loans made by the Pool will be open account advances for periods of less than 12 months, although the Agent may receive upon demand a promissory note evidencing the transaction.

13. All loans made by the Pool from Surplus Funds are payable on demand by the Agent.

14. All loans made by the Pool from Surplus Funds may be prepaid by the borrower without penalty. No loans from Excess Funds shall be prepaid prior to the maturity of the CEI borrowing that resulted in the Excess Funds, unless the prepayment can be made without CEI incurring additional costs or unless the prepayment is accompanied by payment of any additional costs incurred by CEI as a result of such prepayment.

15. If there are more Surplus Funds in the Pool than are necessary to meet the borrowing needs of the members, the Agent will use the Surplus Funds to meet the CEI system's compensating balance requirements or invest them on behalf of the Pool directly, or indirectly through an investment fund, in one of the following instruments:

(i)   interest-bearing accounts with banks;

(ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements;

(iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" (or "A-1" or "P-1" or their equivalent for short term debt) by a nationally recognized rating agency;

(iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency;

(v)  moneymarket funds;

(vi)  bank certificates of deposit,

(vii)  Eurodollar funds; and

(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder and, as to funds contributed by WMECO, approved by the MDTE pursuant to Massachusetts General Laws Chapter 164, Section 17A and the regulations thereunder.

TERMINATION

16. Any member may terminate its participation in the Pool at any time without notice.